Exhibit 3.2

CERTIFICATE OF CORRECTION TO

THIRD AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

OF

PEPGEN INC.

PepGen Inc., a corporation organized and existing under the General Corporation Law of the State of Delaware (the “DGCL”), does hereby certify as follows:

1. The name of the corporation is PepGen Inc. (the “Company”).

2. The Company’s Third Amended and Restated Certificate of Incorporation (the “Restated Certificate”) was filed with the Secretary of State of the State of Delaware on May 10, 2022.

3. The Restated Certificate requires correction as permitted by Section 103(f) of the DGCL.

4. The inaccuracy or defect to be corrected is that the Restated Certificate contains certain scrivener’s errors in Article VI, Section 3 with respect to the year in which the term of each class of directors expires.

5. Article VI, Section 3 of the Restated Certificate is corrected to read as follows:

“3. Number of Directors; Term of Office. The number of Directors of the Corporation shall be fixed solely and exclusively by resolution duly adopted from time to time by the Board of Directors. The Directors, other than those who may be elected by the holders of any series of Undesignated Preferred Stock, shall be classified, with respect to the term for which they severally hold office, into three classes. The initial Class I Directors of the Corporation shall be Joshua Resnick and Christopher Ashton; the initial Class II Directors of the Corporation shall be James McArthur; and the initial Class III Directors of the Corporation shall be Heidi Henson and Laurie Keating. The mailing address of each person who is to serve initially as a director is c/o PepGen Inc., 245 Main Street, Cambridge, MA 02142. The initial Class I Directors shall serve for a term expiring at the annual meeting of stockholders to be held in 2023, the initial Class II Directors shall serve for a term expiring at the annual meeting of stockholders to be held in 2024, and the initial Class III Directors shall serve for a term expiring at the annual meeting of stockholders to be held in 2025. At each annual meeting of stockholders, Directors elected to succeed those Directors whose terms expire shall be elected for a term of office to expire at the third succeeding annual meeting of stockholders after their election. Notwithstanding the foregoing, the Directors elected to each class shall hold office until their successors are duly elected and qualified or until their earlier resignation, death or removal.

Notwithstanding the foregoing, whenever, pursuant to the provisions of Article IV of this Certificate, the holders of any one or more series of Undesignated Preferred Stock shall have the right, voting separately as a series or together with holders of other such series, to elect Directors at an annual or special meeting of stockholders, the election, term of office, filling of vacancies and other features of such directorships shall be governed by the terms of this Certificate and any certificate of designations applicable to such series.”

IN WITNESS WHEREOF, the Company has caused this Certificate of Correction to be signed by its duly authorized officer this 7th day of November, 2022.

PEPGEN INC.

By: /s/ James McArthur

Name: James McArthur

Title: President and Chief Executive Officer

ACTIVE/119836820.1